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From file PRM2005.TXT

        SPECIMEN - NOT AN OFFICIAL FILING

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THIS SUBMISSION CONTAINS AN INVALID EFFECTIVENESS
DATE AND SHOULD GET FEE CHECKED, THEN SUSPENDED
FROM THE ACCEPTOR WHICH WILL CAUSE A RELEASE FUNDS
TRANSACTIONS.